William M. Beaudoin
(617) 854-2337
William.Beaudoin@ropesgray.com

June 21, 2019

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On May 31, 2019, Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and William Beaudoin of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 207 under the Securities Act of 1933, as amended, and Amendment No. 253 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A relating to GMO U.S. Small Cap Value Fund (the “Fund”), a new series of the Registrant. The Registrant’s responses to the Staff’s comments are set forth below.

1.           Comment: Please provide the Staff with the Fund’s completed annual fund operating expenses table and expense example at least five days prior to the effective date of the Registration Statement.

Response: The Fund’s completed annual fund operating expenses table and expense example are set forth below.

Securities and Exchange Commission	- 2 -	June 21, 2019

Annual Fund operating expenses

(expenses that you bear each year as a percentage of the value of your investment)

	Class III	Class IV	Class V	Class VI	Class R6	Class I
Management fee	0.46%[1]	0.41%[1]	0.395%[1]	0.365%[1]	0.46%[1]	0.46%[1]
Other expenses	0.20%[2]	0.20%[2]	0.20%[2]	0.20%[2]	0.20%[2]	0.30%[2,3]
Total annual fund operating expenses	0.66%[2]	0.61%[2]	0.60%[2]	0.57%[2]	0.66%[2]	0.76%[2]
Expense reimbursement/waiver	(0.10)%[1,2]	(0.10)%[1,2]	(0.10)%[1,2]	(0.10)%[1,2]	(0.10)%[1,2]	(0.10)%[1,2,3]
Total annual fund operating expenses after expense reimbursement/waiver	0.56%[2]	0.51%[2]	0.50%[2]	0.47%[2]	0.56%[2]	0.66%[2]

1Includes both management fee of 0.31% and class-specific shareholder service fee, if any, for each class of shares. For additional information about the shareholder service fee applicable to each class of shares of the Fund, please see the table included in the section of the Prospectus entitled “Multiple Classes and Eligibility.” Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to reimburse the Fund for the portion of its “Specified Operating Expenses” (as defined below) that exceeds 0.10% of the Fund’s average daily net assets. “Specified Operating Expenses” means only the following expenses: audit expenses, fund accounting expenses, pricing service expenses, expenses of non-investment related tax services, transfer agency expenses (excluding, in the case of Class I shares, any amounts paid to financial intermediaries for sub-transfer agency, recordkeeping and other administrative services provided in respect of Class I shareholders), expenses of non-investment related legal services provided to the Fund by or at the direction of GMO, organizational and start-up expenses, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses. GMO is permitted to recover from the Fund, on a class-by-class basis, “Specified Operating Expenses” it has borne or reimbursed (whether through reduction of its fees or otherwise) to the extent that the Fund’s “Specified Operating Expenses” later fall below the annualized rate of 0.10% per year or the lower expense limit in effect when GMO seeks to recover the expenses. The Fund, however, is not obligated to pay any such amount more than three years after GMO bore or reimbursed an expense. Any such recovery will not cause the Fund to exceed the annual limitation rate set forth above or the lower expense limit as is in effect at the time GMO seeks to recover expenses. GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”). Management fees and shareholder service fees will not be waived below zero. These reimbursements and waivers will continue through at least June 30, 2020, and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

2The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year.

3Includes estimate of payments for sub-transfer agency, recordkeeping and other administrative services for Class I’s initial fiscal year. GMO has contractually agreed to waive its fees and/or reimburse Class I shares to the extent that amounts paid by the Fund out of the net assets attributable to Class I shares to financial intermediaries for sub-transfer agency, recordkeeping and other administrative services provided in respect of Class I shareholders exceed 0.10% of the average daily net assets attributable to Class I shares. This reimbursement will continue through at least June 30, 2020 and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same as those shown in the table. The one year amounts shown reflect the expense reimbursement and waiver noted in the expense table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class III	$57	$201
Class IV	$52	$185
Class V	$51	$182
Class VI	$48	$173
Class R6	$57	$201
Class I	$67	$233

Securities and Exchange Commission	- 3 -	June 21, 2019

2.           Comment: The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that “[u]nder normal circumstances, the Fund invests directly and indirectly (e.g., through underlying funds or derivatives) at least 80% of its assets in equities tied economically [emphasis added] to the United States.” Please define the term “tied economically.”

Response: The Registrant will include the following definition of the term “tied economically” in a section of the Prospectus captioned “Name Policies.”

For purposes of this Prospectus, an investment is “tied economically” to a particular country or region if, at the time of purchase, it is (i) in an issuer that is organized under the laws of that country or of a country within that region or in an issuer that maintains its principal place of business in that country or region; (ii) traded principally in that country or region; or (iii) in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in that country or region, or has at least 50% of its assets in that country or region. A Fund may invest directly in securities of companies in a particular industry, country, or geographic region or indirectly, for example, by purchasing securities of another Fund or investing in derivatives or synthetic instruments with underlying assets that have economic characteristics similar to investments tied economically to a particular industry, country, or geographic region.

3.           Comment: Please confirm that with respect to the Fund’s use of derivatives, the Fund uses the mark-to-market value of the derivatives for purposes of determining whether the Fund complies with its Name Policy under Rule 35d-1.

Response: As noted in the adopting release to Rule 35d-1 under the 1940 Act, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”1 Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act, the Registrant uses either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of the investment exposure provided by the derivative contract.

4.           Comment: The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that “[t]he term “small-cap companies” means companies whose market capitalization at the time of investment is less than that of the 1000 largest companies or that are included in the Russell 2000 Index.” Please state the current market capitalizations for each of these points of reference (i.e., the 1000 largest companies and the Russell 2000 Index).

1 See “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

Securities and Exchange Commission	- 4 -	June 21, 2019

Response: The Registrant will add the following disclosure to the “Principal investment strategies” section of the Fund’s Prospectus:

As of May 31, 2019, the market capitalization for the smallest of the 1000 largest companies was approximately $263.5 million. As of May 31, 2019, the market capitalization for the companies comprising the Russell 2000 Index ranged from approximately $5.9 million to $7.4 billion.

5.           Comment: The Staff notes that the “Management of the Fund” section of the Prospectus discloses that the members of GMO primarily responsible for portfolio management of the Fund have served in that role since the Fund’s inception. Please include the year of the Fund’s inception.

Response: The Registrant has amended the “Management of the Fund” section of the Prospectus to add the year of the Fund’s inception.

*       *       *       *       *       *

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Douglas Y. Charton, Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Ropes & Gray LLP Sarah Clinton, Ropes & Gray LLP